UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71197

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 22V SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 ROCKAWAY AVENUE
(No. and Street)

GARDEN CITY	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	212-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith & Brown, PC
(Name – if individual, state last, first, and middle name)

506 Carnegie Ctr., Ste 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Neal Griffin_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __22V SECURITIES LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Neal D. E. Griffin_____

Title: _CEO_____

_____
Notary Public

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

22V SECURITIES LLC

Financial Statement

For The Year Ended December 31, 2025

With Report of an Independent Registered Public Accounting Firm

PUBLIC

22V SECURITIES LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
22V Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 22V Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

New York, New York
April 6, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

22V SECURITIES LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	389,685
Accounts receivable		990,974
Due from member		112,702
Prepaid expenses		10,595
Income tax receivable		10,000
Total assets	$	1,513,956

Liabilities and Members' Equity

Liabilities:	
Accrued compensation	1,385,190
Accounts payable and accrued expenses	39,293
Total liabilities	1,424,483
Members' equity	89,473
Total liabilities and members' equity	$ 1,513,956

See accompanying notes to financial statement

22V SECURITIES LLC
Notes to Financial Statement

1. Organization and Description of Business:

22V Securities LLC (the "Company" or "22V Securities") was established as a Delaware limited liability company on August 4, 2022. It is a registered broker-dealer under the Securities Exchange Act of 1934 and holds membership with FINRA. The Company started its operations on August 13, 2024.

The Company is authorized to engage in non-exchange member arrangements for transactions in listed securities by exchange members, private placements of securities, and other research production and distribution.

As of December 31, 2025, the Company's operations have consisted of only one commission sharing arrangement.

2. Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statement has been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP"), as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risk and Uncertainties:
Financial instruments that may expose the Company to credit risk concentrations primarily include cash and cash equivalents and receivables from customers. The Company maintains cash and cash equivalents with broker-dealers and banks that offer protection under the Securities Investor Protection Corporation ("SIPC") or the Federal Deposit Insurance Company ("FDIC"), up to $250,000. The Company has not experienced and does not expect any nonperformance by its bank.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company classifies cash on deposit in demand accounts and money market funds as cash and cash equivalents. It also considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents. As of December 31, 2025, the Company has $389,685 cash or cash equivalents.

Accounts Receivable and Allowance for Expected Credit Losses:
The Company measures the allowance for credit losses in accordance with adopted ASC Topic 326, "Financial Instruments – Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company has the ability to determine whether there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

2. Summary of Significant Accounting Policies, Continued:

Accounts Receivable and Allowance for Expected Credit Losses, Continued:
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost utilizing the CECL framework taking into consideration the risk characteristics of the financial assets and the counterparties. The expected credit loss is typically estimated using both quantitative and qualitative methods that consider a variety of factors such as historical loss experience, credit worthiness of the counterparties, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Economic conditions that have historically been key drivers of increases and decreases in credit losses include variables such as, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. The Company's expectation is that the credit risk associated with fee and general receivables is not significant until they are 90 days past due based on contractual arrangement and expectation of collection.

As of December 31, 2025, the company's outstanding accounts receivable total amount was $990,974, and as of December 31, 2024, the amount was $2,476,446.

The Company's receivables stem from its commission sharing arrangement with another broker-dealer. These receivables generally do not pose material credit risk; therefore, any allowance is not significant to the financial statements due to their short-term nature or the credit protection framework inherent in the design and operations of clearing brokers. As of December 31, 2025, receivables from the Company's commission sharing arrangement with another broker-dealer amount to $990,974.

Fair Value Measurements:
The Company follows the guidance in FASB ASC 820, "Fair Value Measurement". Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occur in the principal market for the asset or liability, in the absence of a principal market, the most advantageous market. Valuation techniques consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest order of liquidity, quoted prices in active markets for identical assets or liabilities, level 1, and the lowest order of liquidity to unobservable inputs, level 3. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's assumptions about the assumptions that market participants would use in pricing the investments.

As of December 31, 2025, the Company holds no assets that are measured at fair value on a recurring basis.

2. Summary of Significant Accounting Policies, Continued:

Revenue and Expense Recognition:

Significant Judgements
Revenue from contracts with customers includes commission sharing arrangements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Sharing Revenue
22V Securities LLC is a non-carrying broker-dealer that earns commission income from introducing customers to LPS Capital LLC ("LPS Capital"). The Company has a commission-sharing agreement with LPS Capital, where clients buy and sell equity securities and derivative contracts through LPS Capital. An agency commission is added to each trade on a per-share or per-contract basis, and revenue is shared between the Company and LPS Capital. The Company earns commissions on transactions involving equity securities, debt securities, and other exchange-traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis. It is important to note that the Company does not have any soft dollar arrangements beyond allowable commission-sharing agreements under 28(e) of the Securities Act, and it does not hold customer funds. Under ASC 606, the Company recognizes rebates and commission-sharing revenue on a net basis because it has no contract with the underlying clearing broker and does not select which broker executes customer trades. Therefore, the Company does not control how services are provided to the customer and acts as an agent in these transactions.

Disaggregation of Revenue
Commission sharing revenue earned during the period was $14,397,280, as shown on the statement of operations.

Contract Balances
Revenue recognition and measurement are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue using the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Beginning and ending of period, there are no contract asset or contract liability balances.

Interest income & other income
Other income consists of interest earned from the Company's bank accounts, as specified in the deposit agreement.

Income Taxes:
The Company is organized as a limited liability company and is treated as a partnership for federal and applicable state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level except for New York City. In accordance with ASC 740, "Income Taxes", no provision for income taxes has been recorded in the accompanying financial statement. Taxable income or loss is allocated to the members in accordance with the Company's operating agreement, and the members are responsible for any income taxes related to such allocations.

3. Net Capital Requirements:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $1,111,498 which was $1,016,532 in excess of its required net capital of $94,966. The Company's percentage of aggregate indebtedness to net capital was 128.16%.

4. Related Parties:

As of July 12, 2024, the Company maintained an expense-sharing agreement with its affiliate, 22V Research LLC. This agreement covers various shared costs, including rent, salaries, contractor fees, travel, entertainment, and other operational expenses. For the fiscal year ending December 31, 2025, these shared expenses amounted to $6,204,228 for compensation and benefits which is included in compensation and benefits on the statement of operations, $700,282 for data and technology, $489,045 for contractors, $167,074 for rent and utilities, and $75,876 for travel and entertainment, all of which are reported in the statement of operations.

Effective July 12, 2024, the Company continued its research services agreement with its affiliate, 22V Research. This agreement involves 22V Research providing securities research, including analysis, insights, and perspectives on market trends and economic conditions, for which a fee is paid. During the reporting period, the Company did not undertake these services, but fees were generated through this agreement.

For the year ending December 31, 2025, the Company entered into a promissory loan agreement with one of its members for a principal of $112,702. The loan accrues interest at 120% of the current federal short-term rate (which is 3.63%, making the interest rate 4.356%), and repayment is expected within one year. This amount is shown as due from member in the statement of financial condition.

As of December 31, 2025, the Company does not owe any liabilities to an affiliate. Additionally, it received $11,000 in cash as a capital contribution, along with $262,500 in cash distributions and $234,285 in debt forgiveness from its members.

The Company's activities include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

5. Compensation:

For the year ended December 31, 2025, the Company recorded various payroll expenses, including base salaries and bonuses, in the compensation and benefits section of the statement of operations. As of December 31, 2025, $1,229,673 in employee bonuses—considered discretionary—are reported as part of accrued compensation on the statement of financial condition.

6. Guarantees:

FASB ASC 460, Guarantees, requires the Company to disclose details about its obligations under certain guarantee arrangements. The standard defines guarantees as contracts and indemnification agreements that may require a guarantor to make payments to the guaranteed party based on changes in an underlying factor, such as interest rates, foreign exchange rates, security or commodity prices, an index, or the occurrence or non-occurrence of a specific event related to an asset, liability, or equity security of the guaranteed party. It also includes guarantees based on another entity's failure to fulfill an agreement and indirect guarantees of others' debt. As of December 31, 2025, and throughout the period, the Company has not issued any guarantees.

7. Commitments and Contingencies:

As of December 31, 2025, the Company had no obligations or contingent liabilities and was not involved as a defendant in any lawsuit during that period.

8. Segment Reporting:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission-sharing revenue with another broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100 percent of its total revenues from a single external customer in 2025.

9. Subsequent Events:

The Company has evaluated whether any events or transactions occurred subsequent to the date of this financial statement through April 6, 2026, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in this financial statement.